

December 14, 2022

Anthony Tan Ping Yeow
Chairman and Chief Executive Officer
Grab Holdings Limited
3 Media Close, #01-03/06
Singapore 138498

> **Re: Grab Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-41110**

Dear Anthony Tan Ping Yeow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020, page 126

1. Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations. Refer to Item 5 of Form 20-F.

Key Operating Metrics by Business Segment, page 138

2. We note your metric, Commission Rate, represents the dollar value paid in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users. As this measure excludes the impact of incentives, which are reductions to your revenue recorded under IFRS, it would appear that this measure represents a tailored recognition and measurement method. Please tell us how you considered Question 100.04 of the Compliance and

Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Angela Lumey at 202-551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services